David Tyronne Howton Sandesh Mahatme Sarepta Therapeutics, Inc. 215 First Street, Suite 7, Cambridge, MA 02142

December 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Sarepta Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 8, 2013

File No. 001-14895

Dear Mr. Rosenberg:

Pursuant to our phone conversation with Matthew Jones, Staff Attorney, on December 20, 2013, where we requested an extension to January 6, 2014 for Sarepta Therapeutics, Inc. (the “Company”) to submit its response (the “Response”) to the comments of the staff (the “Staff”) of the Securities Exchange Commission in its letter dated November 25, 2013 (the “Comment Letter”), and the grant of such request by Mr. Jones, the Company will file its Response to the Comment Letter on or before January 6, 2014.

We thank the Staff for its understanding and flexibility.

Please do not hesitate to contact me at 1-857-242-3708 or THowton@Sarepta.com, with a copy to SMahatme@Sarepta.com, with any questions or comments you may have.

Very truly yours,

/s/ David Tyronne Howton
Name: David Tyronne Howton
Title: Sr. VP, General Counsel

cc:	Sandesh Mahatme